By facsimile and EDGAR
June 18, 2010
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2009 (File No. 001-31599)
Dear Mr. Rosenberg:
I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized under the laws of Bermuda (the “Company”), to respond to the comment (the “Comment”) of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of June 11, 2010 (the “Second Comment Letter”).
Set forth below are the Company’s responses to the Comments raised in the Second Comment Letter. For the convenience of the Staff, we have restated in this letter the Comments in the Second Comment Letter and numbered the response to correspond with the number of the Comment in the Second Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2009 Form 10-K.
2009 Form 10-K
Notes to the Consolidated Financial Statements, page 103
Note 18, Taxes, page 145
1.
Your response to comment 2 did not address tax years that remain subject to examination. In addition, our request that you explain the change in the effective income tax rate was directed at the reasons for an effective tax rate of 4% in 2007 as compared to tax benefits on income in 2008 and 2009. Please provide us your proposed disclosure.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
June 18, 2010
The Company proposes to include the discussion set out in Exhibit A in relation to the tax years that remain subject to examination prospectively in the Financial Statements of its future Annual Reports on Form 10-K.
In addition, the Company proposes to include similar discussions as set out in Exhibit B in relation to changes in the Company’s effective tax rates prospectively in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its future Annual Reports on Form 10-K.
* * *
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2009 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (441) 278-0450, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ David S. Cash
David S. Cash
Chief Executive Officer

cc:	United States Securities and Exchange Commission Christine Allen, Staff Accountant Lisa Vanjoske, Assistant Chief Accountant Nandini Acharya, Staff Attorney

Exhibit A
The Company has operating subsidiaries and branch operations in the United States, United Kingdom, Switzerland, Singapore and Canada, which are subject to the relevant taxes in those jurisdictions. The Company’s various operating subsidiaries and branch operations are not under examination in any of these tax jurisdictions, but generally remain subject to examination for tax years 2003 – 2009.

Exhibit B
The Company is subject to income taxes in certain jurisdictions in which the Company operates; however, since the majority of the Company’s income is currently earned in Bermuda, a jurisdiction with no corporate income tax, the tax impact to the Company’s operations has historically been minimal. In 2007, the Company generated cumulative income before income taxes in its subsidiaries, which generated a consolidated 4% effective income tax rate. In 2008 and 2009, certain subsidiaries of the Company in the U.S and U.K. generated taxable losses largely contributing to the Company’s income tax benefit. A larger proportion of the Company’s income before income taxes was generated in jurisdictions without a corporate income tax in 2009 versus 2008.